EXHIBIT 99.1

Compensation Policy

Foamix Pharmaceuticals Ltd.

("Foamix" or the "Company")

Compensation Policy for Officers and Directors

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

1.	Background

Amendment No. 20 to the Israeli Companies Law, 1999 (the "Israeli Companies Law") was enacted on December 12th, 2012.  This amendment mandates the adoption of a compensation policy for officers ("Nosei Misra" – as such term is defined in the Israeli Companies Law: i.e. a general manager, a Chief Executive Officer, a deputy Chief Executive Officer, any person holding such position in the company, irrespective of his or her title, and also any member of the board of directors, or any manager who reports directly to the Chief Executive Officer)   in publicly-traded companies, and defines a special procedure for authorizing employment terms for office holders.

The purpose of this compensation policy the "Compensation Policy" or the "Policy") is to describe Foamix's overall compensation strategy for Officers and Directors (as such terms are defined hereinbelow) and to provide guidelines for setting compensation of its Officers and Directors.

The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval.

The compensation committee of the Company's board of directors (the "Compensation Committee") and the board of directors of the Company (the "Board") shall review this Compensation Policy from time to time, as required by the Israeli Companies Law. This Compensation Policy shall be brought for reconsideration as required by the Israeli Companies Law, currently - every three years.

For purposes of this Policy:

"Officers" shall mean:  the general manager, Chief Executive Officer, deputy Chief Executive Officer, any person holding such position in the company, irrespective of his or her title, and also  any manager who reports directly to the Chief Executive Officer, of the Company.

"Director" shall mean any member of the Board.

This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Officers or Directors as such may exist prior to the approval of this Compensation Policy.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Officer or Director, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Israeli Companies Law.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Israeli Companies Law.

2.	Compensation Objectives

Strong and effective leadership is fundamental to Foamix’s continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled Officers and Directors in competitive labor markets.

The Compensation Policy is intended to align between the need to incentivize Officers and Directors to succeed in achieving their goals and the need to assure that the compensation structure meets Foamix’s interests and its overall financial and strategic objectives.

In support of this goal, Foamix's Officers; and Directors' compensation practices are designed to meet the following objectives:

•	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.

•	Create a clear line-of-sight between Officers’ and Directors' compensation and both Company and individual performance.

•	Align Officers’ and Directors' interests with those of the Company and its shareholders and incentivize Officers and Directors to create long-term economic value for the Company.

•	Create fair and reasonable incentives, considering the Company's size, characteristics and type of activity on one hand and the positions taken by the Officers on the other hand.

•	Create an appropriate incentive taking into account; inter alia, the Company’s risk management policy.

•	Create the right balance between fixed and variable pay components and balance rewards for both short-term and long-term results to ensure sustained business performance over time.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

3.	Compensation Policy

3.1.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary – a fixed monetary compensation paid on monthly basis.

b.	Benefits and Perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions.

c.
Cash Bonus (Short-to-Medium Term Incentive) – variable monetary bonus paid annually or at the end of such longer periods for which targets may have been set as part of a multi-year plan, designed to reward Officers based on both the Company’s and individually defined results.

d.
Equity based Compensation (Medium-to-Long Term Incentive) – variable equity based compensation designed to retain Officers, align Officers’ and shareholders’ interests and incentivize achievement of medium range and long term goals.

e.	Termination Payments - retirement and termination of service arrangements.

The “mix” of the elements that will be provided to each Officer will be structured in order to support the Company’s philosophy of compensating Officers for Company and individual performance and aligning their interests with shareholders' interests, while recognizing that the mix may vary from period to period and from Officer to Officer.

Notwithstanding the foregoing, variable compensation components (other than special bonuses) may not exceed 65% of an Officer’s total compensation package with respect to any given calendar year.

3.2.	Base Salary

Base salary is a fixed compensation element which provides compensation to an Officer for performance of his or her standard duties and responsibilities and reflects the Officer's role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

•	Role and business responsibilities.

•	Professional experience, education, expertise and qualifications.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

•	Previous compensation paid to the Officer.

•	The Company’s financial state and cash position.

•
Internal equity: (a) Base Salary and the total compensation package of comparable Foamix’ Officers; (b) The relationship between the Officer’s compensation package and the salaries of the Company’s other employees and specifically the median and average salaries and the effect of such relationship on work relations in the Company.

•	External equity - market value (based on a comparative salary survey1).

•
The size of the Company and the nature of its operations. The Company is currently in the development stage and is expected to expand significantly if and when it moves into the commercialization, production and marketing of its product candidates. Accordingly, in connection with the determination of the Base Salary of each Officer and its ongoing reassessment, appropriate attention should be given to the particular circumstances and challenges which such Officer faces, given the dynamic and fluctuating environment in which he or she operate.

•	Any requirements or restrictions prescribed by the Israeli Companies Law, U.S. securities laws and NASDAQ rules, and any other applicable law, from time to time.

When deciding on increasing an Officer’s Base Salary, the following considerations, in addition to the abovementioned, shall be applied: Changes to the Officer’s scope of responsibilities and business challenges, the need to retain the Officer, Inflation since the last Base Salary update and updated market rate (based on a comparative salary survey).

Adjustments to base salary may be periodically reviewed, considered and approved by the Compensation Committee and the Board.

In the event that the services of the Officer are provided via a personal management company and not by the Officer directly as an employee of Foamix, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Foamix in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.
_______________________
1The survey is based on sample of  companies in similar businesses and fields (e.g., high-tech and biotech), of similar size (e.g., in terms of market value, total balance, shareholder equity and number of employees) and stage of development, as well as with those of companies in relevant locations and/or which compete with the Company for similar talents

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

3.3.	Benefits and perquisites

The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements:

•	Pension and savings – subject to applicable law, Officers can choose between any combinations of executive insurance and a pension fund.

•	Disability insurance – the Company may purchase disability insurance, as allowed by applicable law.

•	Provident fund – Officers are entitled to a providence fund provision at the expense of the Company at a rate of 7.5% of the monthly salary.

•	Convalescence pay - Officers are entitled to convalescence pay according to applicable law.

•	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of 30 days per annum.

•	Sick Days – Officers will be entitled to paid sick days in accordance with law. However, the Company may cover sick days from the first day.

Foamix may offer additional benefits and perquisites to the Officers, which will be comparable to customary market practices, such as, but not limited to: company car benefits (including coverage or related tax expenses); company cellular phone (including coverage or related tax expenses); complementary health insurance; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Foamix's policies and procedures

Non-Israeli Officers may receive similar, comparable or customary benefits and perquisites as applicable in the jurisdiction in which they are employed.

3.4.	Cash Bonus

Foamix’ short-to-medium term incentive scheme will be based on a variable monetary bonus paid either upon the achievement of pre-designated milestones, annually or at the end of such longer periods for which targets may be set as part of a multi-year plan, designed to reward Officers based on the Company and his/her individually defined results (the “Bonus”).

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

During the last calendar quarter of each calendar year, the Compensation Committee and the Board will determine the following for each Officer as well as the formula for calculating the bonus payment upon the achievement of pre-designated milestones, at the end of the following calendar year or the relevant target period:

Maximum Bonus (cap): The maximum bonus is the maximum amount an Officer will be entitled to receive upon overachievement.

The maximum Bonus of each of the following Officers shall not exceed:

Title	Maximum Percentage of Bonus (out of the Base Salary)
CEO	65%
President, Chief Innovation Officer ("CIO")	50%
Senior Vice President, Executive Vice President, CFO, CTO, other chief officers, other than CIO ("CXO")	45%
Vice President	40%

Objectives: The Company objectives and individual objectives will be determined based on pre-defined measurable and quantified considerations.

The Bonus may include (but is not limited to) any one or more of the following criteria:

-	Financials objectives such as: Revenue, EBITDA, Cash balance, Net profit, market cap,share price.
-
Business development objectives such as: new corporate partnerships, project and product acquisitions, licensing agreements, achievement of milestones with partners / licensees, receipt of funds from partners / licensees.

-	Funding objectives such as: private fund raising, public fund raising, receipt of research / development grants, achievement of certain target valuations.
-	Regulatory objectives such as: receipt of clinical study approvals, receipt of product marketing approvals, approval of reimbursement schemes.
-	Marketing objectives such as: set up of a sales force, achieving certain sales targets.
-	Intellectual property objectives such as: submission / grant of new patents.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

Both Company objectives and individual objectives may combine quantitative and qualitative goals, provided that, there is a clear and measurable index for each goal.

The Board may set targets for a period of more than one year, in which case the Officer will be entitled to the bonus (per each year included in such multi-year period) only upon achieving such targets at the end of such period.

Discretionary Component: The Bonus may include a discretionary component of up to 20% of the Officer’s annual cash target Bonus, based on the evaluation of such Officer’s performance by the CEO (the CEO's performance shall be evaluated by the Compensation Committee and the Board).

Thresholds: The Compensation Committee and the Board may, with respect to any period or Officer, determine one or more thresholds for the payment of the annual cash bonus or any components thereof, in such manner that if the threshold is not achieved, the annual Bonus or the particular component thereof, with respect to which the threshold was not achieved, will not be paid.

The Company may determine that with respect to any specific year, all or any particular Officer or officers shall not be entitled to a Bonus.

Compensation Recovery: The Company will include a claw back provision in each Officer’s employment agreement that offers a Bonus or in any announcement to an Officer with regard to the grant of such bonus (as the case may be), allowing the recovery of money paid based on incorrect financial statements which were later corrected (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officers. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

Reduction of Bonus: The Board, according to its professional experience and the circumstances, may reduce the Bonus, at its sole discretion.

Special bonus: In addition to the Annual Bonus, The Compensation Committee and the Board may elect to pay certain Officers a special bonus in recognition for their special contribution to key transactions and events in the company’s lifecycle, such as M&A, public financing, achievement of major corporate goal in R&D, etc.

The maximum Special bonus of each of the following Officers shall not exceed:

Title	Maximum Percentage of Special Bonus (out of the Base Salary)
CEO	60%
President, CIO	50%
Senior Vice President, Executive Vice President, CFO, CTO, CXO	40%
Vice President	30%

During the first calendar quarter of each year, the Compensation Committee and the Board shall review the performance of the Company and the Officers during the preceding calendar year, and set the cash bonus payable to each Officer based on his or her performance and according to the formulae set in the preceding calendar year.

3.5.	Equity based compensation

Foamix’ medium-to-long term incentive is variable equity based compensation, designed to retain Officers, align Officers and shareholders' interests and incentivize achievement of medium-to-long term goals.

The Company shall be entitled to grant to Officers stock options, Restricted Stock, Restricted Stock Units or any other equity based compensation (collectively, “Options”).

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

General guidelines for the grant of Options:

•
The Options shall be granted from time to time and be individually determined and awarded according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

•	Vesting schedule - the Options will vest and become exercisable annually over a period of between 3 to 4 years, in equal parts.

•
Exercise price - the exercise price shall be determined in accordance with the local tax rules in each territory where the employee is employed (e.g. In Israel -  the average closing price of the share on the thirty (30) days before the grant date, in the USA – the last known closing share price at the grant date).

•	Expiry date - this period shall not exceed 10 years from the date of the issuance.

•
Cap on the annual value of the Options - the number of Options granted to each Officer, as at grant date, shall not result in dilution exceeding 0.5% per each year, on a linear basis, of the Company's issued and outstanding share capital on a fully-diluted basis.

In special cases, to be set by the Company's Compensation Committee and Board of Directors, and where applicable – by the Company's shareholders (e.g.  key transactions and events in the company’s lifecycle, such as M&A, public financing, achievement of major corporate goal in R&D, etc.), the Company may grant to its Officers special equity bonus.

Any others terms of the equity based compensation will be determined by the Compensation Committee and the Board, in accordance with the Company's equity compensation policies and programs in place from time to time, subject to any applicable law.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

3.6.	Retirement and termination of service arrangements

Advance notice

Pursuant to the Officer employment agreement, he or she shall be entitled to an advance notice prior to termination for a period of Three (3) months, or with respect to the CEO and the CIO, Twelve (12) months (and Six (6) months once the Company is delisted) (the “Notice Period”).

During the Notice Period, the Officer is required to keep performing his or her duties pursuant to his or her agreement with the Company, unless the Board (in case of the CEO or the CIO) or the CEO (in case of all other Officers) has released the Officer from such obligation.

During the Notice Period, Officers will be entitled to full payment of compensation.

Adjustment period

Officers may receive an additional transition period during which the Officer will be entitled to up to an additional Six (6) months of continued base salary, benefits and perquisites beyond the Advance Notice period described above.

When determining such payments, the Compensation Committee and the Board (and where applicable – the Company's shareholders) will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the Officer to the achievement of the Company’s goals, the circumstances of termination and the Officer’s compensation during the term of service or employment.

Officers may receive an adjustment period only if they work in the Company for at least Three (3) years.

Severance Period

After the termination date (except where the termination is "for Cause" – as such term is customarily defined), CEO, CIO and US subsidiary’s President shall be entitled to a continued payment of his basic salary, for a period of six (6) months plus one additional month for each full year of service, up to maximum Twelve (12) months.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

3.7.	Inter-Company Compensation Ratio

In determining the compensation terms of each Officer and of the Officers as a group, the Committee and the Board will examine, among other things, the ratio between overall compensation of Officers and the average and median compensation of other employees in Foamix, as well as the possible ramifications of such ratio on the work environment in Foamix.

The possible ramifications of the ratio on the work environment will continue to be examined from time to time.

The following table indicates the ratio between overall compensation of Officers and the average and median compensation of other employees as of June 30, 2014:

Position	Inter-Company Compensation Ratio*
	Average	Median
CEO / CIO	4.4	4.8
VPs	3.1	3.4

* Based on data from the first half of 2014 and refers only to employees who are employed in Israel

These ratios may fluctuate and the Company is not committed to maintaining or reducing them, but the Committee will continue monitoring them annually as an additional parameter assisting it in the evaluation of Officers’ overall and individual compensation.

3.8.	Non-Employee Directors’ Compensation

The Directors of Foamix (other than Directors who are also Officers), shall be entitled to remuneration and refund of expenses up to the limits provided under the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il

In addition, the members of Foamix's Board (excluding Directors who are also Officers) may be granted equity based compensation which shall vest and become exercisable annually over a period of 3 years, in equal parts. The equity awarded shall have a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed (i) US$ 25,000 per year of vesting, on a linear basis, with respect to each Director, (ii) US$ 50,000 per year of vesting, on a linear basis, with respect to Company’s Active Chairman of the Board, and (iii) $3,000 per year of vesting, on a linear basis (in addition to (i) and (ii) above) with respect to each Director that further serves as a member of the Board’s Compensation Committee and/or Audit Committee, in each case, according to such Director's membership/s in the Board committees, and subject to applicable law and regulations.

3.9.	Insurance, Indemnification and Release

The Company will release all current and future Directors and Officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association.

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Directors and Officers to the maximum extent permitted by law providing for the coverage of up to US$ 25 million or any other greater amount reasonably determined as appropriate by the Company, and will include coverage with respect to any public offering of shares or other securities of the Company.

In addition, such insurance coverage may include “run-off” provisions covering the Directors and Officers liability following termination of service or employment.

The Company awards, and  shall continue to award, indemnification undertakings to Directors and Officers, subject to the approvals required in accordance with the provisions of the Israeli Companies Law.

2 Holzman Street, Weizmann-Science Park, Rehovot 76704, Israel
Tel: +972-8-9316233; Fax: +972-8-9474356; e-mail: Info@Foamix.co.il; www.Foamix.co.il